

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

May 29, 2018

<u>Via E-mail</u>
Edward J. Brown, Jr.
Group Vice President
World Omni Financial Corp.
190 Jim Moran Boulevard
Deerfield Beach, FL 33442

    Re: World Omni Automobile Lease Securitization Trust 2015-A
              Form 10-K for Fiscal Year Ended December 31, 2017
              Response Dated May 24, 2018
              File No. 333-203470-02

Dear Mr. Brown:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Rolaine S. Bancroft

                    Rolaine S. Bancroft
                    Senior Special Counsel
                    Office of Structured Finance

cc: Peter J. Sheptak, JM Family Enterprises, Inc.
       Lydia Pavlo, JM Family Enterprises, Inc.